UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the release of Nova Minerals Limited (the “Company”) dated March 3, 2026, titled “Nova Executes Scheme Implementation Deed for US Redomiciliation,” originally filed with the Australian Securities Exchange as required by the laws of Australia to provide a response to a short seller report that the Company has become aware of.

As stated in the press release, on March 3, 2026, the Company entered into a Scheme Implementation Deed with Nova Minerals Corp., a newly formed corporation incorporated in the State of Nevada, United States (US Holdco) for the purpose of effecting the Company’s proposed redomiciliation to the United States. A copy of the Scheme Implementation Deed is attached to the press release filed as Exhibit 99.1 and incorporated herein by reference

This report on Form 6-K (including the exhibits attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Scheme Implementation Deed dated March 3, 2026 between Nova Minerals Limited and Nova Minerals Corp., attached to the press release furnished as Exhibit 99.1 hereto and incorporated herein by reference.
99.1	Press Release, dated March 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: March 3, 2026	By:	/s/ Craig Bentley

	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director